UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2005
CP SHIPS LIMITED

(Translation of Registrant’s Name Into English)
2 City Place, Beehive Ring Road, Gatwick, West Sussex, RH6 0PA, United Kingdom

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
FORM 20-F ☐            FORM 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
YES ☐            NO ☑
This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:
Form S-8 No. 333-13954

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2005	CP SHIPS LIMITED
	By:	/s/ John M. Baker
	Name:	John M. Baker
	Title:	Secretary

EXHIBITS INDEX
The following is a list of Exhibits included as part of this Report on Form 6-K.

EXHIBIT NO.	DESCRIPTION

99.1	Press Release of CP Ships Limited “CP Ships Announces Convertible Note Offer and Consent Solicitation” dated November 7, 2005.

99.2	Press Release of CP Ships Limited “CP Ships Announces Redemption of Senior Notes and Calling of Special Meeting of Shareholders” dated November 7, 2005.

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